UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           Two Moons Kachinas Corp.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE.
                         (Title of Class of Securities)

                                 90206N 10 2
                                (CUSIP Number)

                            Leonard W. Burningham
                        455 East 500 South, Suite 205
                          Salt Lake City, UT 84111
                                (801) 363-7411
                                --------------
     (Name,  Address  and  Telephone  Number  of  Person Authorized  to
                     Receive  Notices  and  Communications)

                               October 1, 2003
   (Date  of  Event  which  Requires  Filing  of  this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D


                              CUSIP NO. 90206N 10 2

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      1.    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Leonard W. Burningham
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      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b) X

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      3.    SEC USE ONLY

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      4.    SOURCE OF FUNDS

            OO (Services)
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      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS  2(d)  or  2(e)

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      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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      7.    SOLE VOTING POWER

            41,400

         NUMBER OF
          SHARES                  8.    SHARED VOTING POWER
      BENEFICIALLY
         OWNED  BY                      0
      EACH REPORTING
          PERSON                  9.    SOLE DISPOSITIVE POWER
          WITH
                                        41,400

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                                  10.   SHARED DISPOSITIVE POWER

                                        0
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      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            41,400

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      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES

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      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.27%

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      14.   TYPE OF REPORTING PERSON

            IN
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*  The reporting person expressly disclaims (i) the existence of any group and
   (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.


                                  SCHEDULE 13D

ITEM  1.  SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Two Moons Kachinas Corp., a Nevada corporation (the "Company"). The Company's principal executive offices are located at 9005 Cobble Canyon Lane, Sandy, Utah 84093.

ITEM  2.  IDENTITY AND BACKGROUND.

(a)  This Schedule is being filed by Leonard W. Burnigham.

(b) The business address of Mr. Burningham is 455 East 500 South, Suite 205, Salt Lake City, UT 84111.

(c)  Mr. Burningham is a stockholder of the Company.

(d) During the last five years, Mr. Burningham has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Mr. Burningham was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)  Mr. Burningham is a citizen of the United States of America.

ITEM  3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Stock was issued for services rendered under the Company's Form S-8, which was filed with the Securities and Exchange Commission on September 26, 2003.

ITEM  4.  PURPOSE OF TRANSACTION.

     Payment for services rendered.

ITEM  5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) According to the Company, there were 660,300 shares of Common Stock outstanding as of January 14, 2004. Mr. Burningham is the beneficial owner of 41,400 shares of Common Stock, which represents approximately 6.27% of the outstanding shares of the Company's Common Stock.

(b) Mr. Burningham has the sole power to direct the vote of the 41,400 shares of Common Stock beneficially owned by him and the sole power to direct the disposition of such shares.

(c) Except as set forth in this Schedule 13D, there have been no sales or purchases with respect to the Company's shares effected during the past sixty days by Mr. Burningham.

(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described above and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Burningham and any other person with respect to any securities of the Company.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

None; not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 01/14/03

/s/ Leonard W. Burningham
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Leonard W. Burningham